Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
December 12, 2005
Employee Q&A

Questions and Answers
Why did Inco extend the deadline of the offer? Can’t shareholders tender their shares before we get regulatory approval?
In transactions of this nature you always want to be sure you have first obtained all of the necessary regulatory clearances before you take up and pay for the shares.
Does this mean that the process of obtaining regulatory clearances is not going as well as we had hoped?
We are not surprised or concerned to find the process taking longer than we initially thought. These processes take time — there is great deal of information to be reviewed, and regulatory authorities need to get up to speed with the industry, the relevant metals markets, uses and customers of our respective products and a wide range of other detailed facts. Our support agreement with Falconbridge has always provided that we would extend our offer if we didn’t have all of the necessary regulatory clearances by December 23rd.
Can you give some idea of what has been involved in the regulatory process?
They involve very extensive processes of providing information, responding to specific requests, and discussing issues related to our businesses. Each competition authority has its own process and all are somewhat different. As is fairly common in these situations, we have authorized that these authorities can share information we provide to any one of them.

In the press release regarding the extension, we mention three different jurisdictions. Where are we with respect to each one? Have we obtained approvals from any of them? Which one is creating problems?
We continue to work with all them —with the U.S. Department of Justice, with the Competition Bureau in Canada, and with the European Commission in Brussels. There are different processes and procedures for each of them in terms of providing information and meeting with their representatives. Bottom line is, nothing has come to our attention that raises any concerns or doubts that we will not receive all the necessary clearances on a timely basis.
Why is Inco announcing this now? December 23 is still a few weeks away.
We wanted to give Falconbridge shareholders plenty of notice and not wait until the last minute, especially with the holiday season approaching and people potentially going away over the next couple of weeks.
Have any shares already been tendered? Can shareholders take them back?
We do receive periodic reports on the number of shares tendered. The number, as you might expect given the date when the original offer was to have expired, is very small. There are rights of withdrawal set out in the Inco Offer that exist up until the time of take-up and pay.
Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this employee Q&A represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.